May 24, 2022
VIA EDGAR
Ms. Michelle Miller
Mr. Dave Irving
Division of Corporation Finance
Office of Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Bank of America Corp /DE/
    Form 10-K for the fiscal period ending December 31, 2021
    Filed February 22, 2022
    File No. 001-06523

Dear Ms. Miller and Mr. Irving:
We are writing in response to the Securities and Exchange Commission staff’s (the Staff) letter dated May 12, 2022 related to Bank of America Corporation’s (the Corporation) Annual Report on Form 10-K for the fiscal period ending December 31, 2021 (the Form 10-K). For ease of reference, the text of the Staff’s comment is set forth in bold below, followed by the Corporation’s response.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Highlights - Income Tax Expense, page 29

1.Please tell us, and revise future filings, to disclose in greater detail the nature of each significant reconciling item per the guidance in ASC 740-10-50-12, including the $3.8 billion affordable housing/energy/other credit and the $2.1 billion tax law changes credit in 2021.

Specifically, and for each significant reconciling item, please consider the following:
•How and when these items were originated;
•Significant changes to these items from period-to-period and the reasons why;
•Any unique features of each noted material reconciling item; and
•Also, please disaggregate by count[r]y/subsector to the extent necessary.
The Corporation confirms that in future annual filings, beginning with the Annual Report on Form 10-K for the fiscal period ending December 31, 2022, the Corporation will include enhanced disclosures in the notes to its financial statements regarding the amount and nature of each significant reconciling item in the Income Taxes note per the guidance in ASC 740-10-50-12. The responses below for each significant reconciling item will be incorporated into these disclosures, to the extent applicable.

Division of Corporation Finance
Office of Finance
Securities and Exchange Commission
May 24, 2022

a.Affordable housing/energy/other credits of $(3,795) million1
•How and when these items were originated;
The origination of these tax credits arise from environmental, social and governance (ESG) investments in affordable housing and renewable energy partnerships and similar entities. These are important investments with customers that align with the Corporation’s responsible growth strategy to address global sustainability challenges. As an investor, the tax credits associated with the investments in these entities are allocated to the Corporation, as provided by the U.S. Internal Revenue Code and related regulations, and are recognized as income tax benefits in the Corporation’s consolidated income statement when they are earned, which varies based on the type of investments. For example, $1.3 billion of the $3.8 billion of tax credits relates to affordable housing units where the tax credits of these investments are recognized ratably over 10 years from the date the housing units are placed in service. The remaining $2.5 billion of tax credits relates to energy investments. For these energy investments, the tax credits associated with wind energy are recognized as power is generated, generally up to 10 years, beginning on the date the facilities are placed in service while the tax credits for solar energy are recognized in the year the facilities are placed in service. Therefore, the volume and types of investments held by the Corporation will influence the amount of tax credits recognized each period.
•Significant changes to these items from period-to-period and the reasons why;
Significant increases in the Corporation’s affordable housing/energy/other tax credits recognized over the last three annual periods have been driven primarily by the Corporation’s continued growth in the volume of investments in wind and solar energy production facilities consistent with the Corporation’s commitment to support the transition to a lower carbon economy. For example, the reconciling amount for the Corporation’s affordable housing/energy/other tax credits increased to $3.8 billion for the year ended December 31, 2021 compared to $2.9 billion for the year ended December 31, 2020,1 which was driven by a related increase in investments of these types over the same period.
•Any unique features of each noted material reconciling item; and
The Corporation does not believe there are any unique features to the tax credits, other than as described above.
•Also, please disaggregate by country/subsector to the extent necessary.
These tax credits arise under U.S. Federal income tax law.
b.Tax law changes credits of $(2,050) million1
•How and when these items were originated;
This reconciling item arose from a U.K. tax law change, as described on page 29 of the Form 10-K in Financial Highlights - Income Tax Expense of Management's Discussion and Analysis of Financial Condition and Results of Operations, and its impact on previously recognized deferred tax assets arising primarily from net operating losses (NOLs) that were incurred by the Corporation’s U.K. broker-dealer entity in historical periods. These NOLs do not expire under U.K. tax law and are assessed regularly for impairment pursuant to ASC 740-10-45-21.
1 See the Reconciliation of Income Tax Expense table on page 149 of the Form 10-K.

Division of Corporation Finance
Office of Finance
Securities and Exchange Commission
May 24, 2022

•Significant changes to these items from period-to-period and the reasons why;
Significant changes to the carrying value of the deferred tax assets were primarily due to enacted U.K. tax law changes, as described above.
•Any unique features of each noted material reconciling item; and
The Corporation does not believe there are any unique features to highlight for this reconciling item.
•Also, please disaggregate by country/subsector to the extent necessary.
As previously noted, these deferred tax assets pertain to U.K. NOLs.
The Corporation has reviewed the responses with its independent registered public accounting firm, PricewaterhouseCoopers LLP.
If the Staff has further questions or requires additional clarifying information, please call Chris Ackerlund, Accounting Policy Executive, at (980) 386-3025, Michael Tovey, Corporate Controller, at (980) 387-6061 or me at (980) 388-4979.

Sincerely,

/s/ Rudolf A. Bless
Rudolf A. Bless
Chief Accounting Officer
Bank of America Corporation

cc:	Alastair Borthwick, Chief Financial Officer
Lauren Mogensen, Global General Counsel
Lisa Sawicki, Partner, PricewaterhouseCoopers LLP

3